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                             December 22, 2022

       Rohan Seth
       Chief Financial Officer
       CUTERA INC
       3240 Bayshore Blvd.
       Brisbane , California 94005

                                                        Re: CUTERA INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Form 8-K Filed
February 22, 2022
                                                            Form 8-K Filed
December 7, 2022
                                                            Response Letter
Dated December 16, 2022
                                                            File No. 000-50644

       Dear Rohan Seth:

              We have reviewed your December 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 2, 2022 letter.

       Form 8-K filed February 22, 2022

       Exhibit 99.1

   1. We note your response to prior comment 1. Please provide us with the disclosures you intend to provide in
your next earnings release to explain to investors why you recognized no income tax expense
adjustment on $13.8 million of non-GAAP net income in a three-
                                                        year cumulative income
position.
 Rohan Seth
CUTERA INC
December 22, 2022
Page 2


Form 8-K filed December 7, 2022

Item 2.02. Results of Operations and Financial Condition.

2. We note your reconciliation of GAAP condensed consolidated statements of operations to non-GAAP condensed Consolidated Statements of operations for fiscal years 2019, 2020,
         2021 and for the nine-months ended September 30, 2022. As previously requested in comment 3 in our letter dated November 4, 2022, we requested that you remove this type of presentation and reconcile each non-GAAP measure used by management separately to the most comparable GAAP measure. In your letter dated November 29, 2022, you stated, "...the Company will remove the presentation of non-GAAP condensed consolidated statements of operations. Instead, we will include tables reconciling each non-GAAP measure presented to the most comparable GAAP measure." Please advise.
         We refer you to Question 102.10(c) of the Non-GAAP Compliance and Disclosure
         Interpretations for guidance.

       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691, if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,
FirstName LastNameRohan Seth
                                                            Division of
Corporation Finance
Comapany NameCUTERA INC
                                                            Office of
Industrial Applications and
December 22, 2022 Page 2                                    Services
FirstName LastName